

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

<u>Via E-mail</u>
Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp.
1 Rockefeller Plaza, 10th Floor
New York, New York 10020

> **Re: Global Partner Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2015**
> **File No. 333-204907**

Dear Mr. Zepf:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our July 9, 2015 letter.

<u>Dilution, page 62</u>

1. We have reviewed your response to comment 6 and reissue the comment, in part. Please tell us how you have calculated the amounts Increase attributable to public stockholders and Decrease attributable to public shares subject to redemption. It is not clear how you are calculating the Increase attributable to public stockholders, and it appears the Decrease attributable to public shares subject to redemption should be something less than $10/share as the book value after the assumed offering will be an amount less than $10/share and the book value after the assumed offering and redemption is $1.20/share. Please also clarify how you determined that public stockholders not exercising their redemption rights will lose 100% of their share value after giving effect to the sale of shares and share redemptions, as noted in the introduction to the table.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding the comment on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney

cc: Stuart Neuhauser, Esq. (via E-mail)